Filed by Snyder’s of Hanover, Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Manager Speaking Points — Snyder’s
This is probably the biggest announcement in the history of Snyder’s of Hanover. While we are excited about the opportunities presented by this news, we also know major announcements like this can create uncertainty and apprehension. On behalf of the entire leadership team at Snyder’s, we’d like to challenge that mindset and encourage all employees to think about the opportunities that come with this proposed merger. Because you are a manager/supervisor of employees, we’ve created this internal document to use as guidance to talk to employees about this announcement and answer their questions.
•	This merger represents an opportunity to form a better company focused on making high-quality, wholesome snack foods while also benefiting employees, customers and consumers, and driving long-term shareholder value for the newly combined company.

•	Our ultimate goal through this merger is to create a combined company positioned for growth and that presents opportunities for employees, customers, consumers and shareholders.

•	From a values, product offering and company culture perspective, the proposed merger with Lance is a match made in heaven. Lance shares our values and objectives of making high-quality snack foods, treating others with respect and dignity, working together, promoting innovative solutions and conducting business with co-workers, customers, peers, partners and shareholder with integrity.

•	This announcement marks the beginning of a several-month process subject to shareholder and regulatory review and approval. Pending these approvals, the potential merger is expected to close in late fall. We will provide open communications regularly as updates are available.

•	Please keep in mind the regulatory review process can take time and until we receive final regulatory and shareholder approval, we will continue to conduct business as usual and strive to be a great partner and great place to work.

•	If the deal is approved, leaders of both companies will work together to ensure we are organized and structured in the best possible way to drive results with motivated employees who deliver superior customer and consumer experiences.

•	As you know, it has been announced the new company will have corporate offices in Charlotte, North Carolina with certain key leaders and functions continuing to be headquartered in Hanover, PA. As we have for more than 100 years, Snyder’s will continue to maintain a strong community presence in Hanover and throughout Pennsylvania.

•	Change like this comes with great opportunities for all us and I encourage you to be actively involved in making the proposed merger a success.
Our senior management will provide updates as additional information becomes available. In the meantime, please feel free to ask me any questions.
NOTE TO MANAGERS/SUPERVISORS: Please keep a copy of the Snyder’s Employee Frequently Asked Questions (FAQs) available to refer to if employees are asking very specific questions that are included in the FAQs.
Cautionary Note Regarding Forward-Looking Statements

This document includes statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Lance with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC, and the joint proxy statement/prospectus that will be filed by Lance. Neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Lance with the SEC. This document is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that Lance may file with the SEC or Lance or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of Lance, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Lance through Dee Noon, assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by Lance with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.